Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company, or if indented, subsidiaries of the Company under which they are listed.

JURISDICTION OF ORGANIZATION
McKesson US Financial Corporation	United States
McKesson UK Finance I Limited	United Kingdom
McKesson UK Finance II Limited	United Kingdom
McKesson Global Procurement & Sourcing Limited	United Kingdom
McKesson Deutschland GmbH & Co. KGaA	Germany
Celesio AG	Germany
CGSF Funding Corporation	United States
McKesson International Bermuda IP2A Limited	Bermuda
McKesson International Holdings	Ireland
McKesson International Bermuda IP3A Limited	Bermuda